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                                             File No. 70-9109




                SECURITIES AND EXCHANGE COMMISSION
                       Washington, DC 20549

                         AMENDMENT NO. 2

                                TO

                             FORM U-1

                     APPLICATION/DECLARATION

                              UNDER

          THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935




                   NEW ENGLAND ELECTRIC SYSTEM
                        25 Research Drive
                 Westborough, Massachusetts 01582

           (Name of company filing this statement and address of principal executive office)




                   NEW ENGLAND ELECTRIC SYSTEM

   (Name of top registered holding company parent of applicant)




Michael E. Jesanis                 Robert King Wulff
Treasurer                          Corporation Counsel
25 Research Drive                  25 Research Drive
Westborough, Massachusetts 01582   Westborough, Massachusetts 01582

              (Names and addresses of agents for service)
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     Form U-1 Application/Declaration under the Public Utility
Holding Company Act of 1935, File No. 70-9109, is hereby amended as follows:

     1. The Background section of Item 1 is amended by (a) deleting the second paragraph thereof and substituting the following:

     By supplying the following exhibits:

     B-2 Draft Credit Agreement

     F    Opinion of Counsel
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                            SIGNATURE
                            ---------

     Pursuant to the requirements of the Public Utility Holding
Company Act of 1935, the undersigned company has duly caused this statement to be signed on its behalf by the undersigned officer thereunto duly authorized.



                                   NEW ENGLAND ELECTRIC SYSTEM


                                   s/Michael E. Jesanis

                                   ___________________________
                                   Michael E. Jesanis
                                   Vice President and
                                   Treasurer

Date: November 26, 1997


The name "New England Electric System" means the trustee or trustees for the time being (as trustee or trustees but not personally) under an agreement and declaration of trust dated January 2, 1926, as amended, which is hereby referred to, and a copy of which as amended has been filed with the Secretary of The Commonwealth of Massachusetts. Any agreement, obligation or liability made, entered into or incurred by or on behalf of New England Electric System binds only its trust estate, and no shareholder, director, trustee, officer or agent thereof assumes or shall be held to any liability therefor.